# WRITTEN CONSENT TO ACTION WITHOUT MEETING OF THE DIRECTORS OF

# Aurigraph DLT Corporation,.
## A DELAWARE CORPORATION

The undersigned, being all of the duly appointed and acting members of the Board of Directors of Aurigraph DLT Corporation., a Delaware corporation (the "Corporation"), do hereby consent to the adoption of, and do hereby adopt, the following resolutions with the same force and effect as if adopted at a meeting of the Board of Directors duly called and held, pursuant to Delaware law and pursuant to the bylaws of the Corporation.

**To change the corporate name from "Melody Do Corporation" to "Aurigraph DLT Corporation, to appoint Mr. Subramanya Jois member the corporate secretary, to update the bylaws to include Class A, B, C and preferred shares, to issue 30 million Class B shares to Mr. Subramanya Jois, the CEO, CFO and secretary.**

WHEREAS, the Board has determined that it is in the best interests of the Corporation to change the corporate name from "Melody Do Corporation" to "Aurigraph DLT Corporation, to appoint Mr. Subramanya Jois member the corporate secretary, to update the bylaws to include Class A, B, C and preferred shares and to issue 30 million Class B shares to Mr. Subramanya Jois, the CEO, CFO and secretary.

**RESOLVED, that the Board hereby authorizes Pursuant to the aforesaid bylaws the board has adopted the following resolution:**

Melody do Corp., has unanimously agreed to authorize the following:

To change the corporate name from "Melody Do Corporation" to "Aurigraph DLT Corporation", to appoint Mr. Subramanya Jois member the corporate secretary, to update the bylaws to include Class A, B, C and preferred shares to issue 30 million Class B shares to Mr. Subramanya Jois, the CEO, CFO and secretary.

1. **Authorization of Corporate Actions.**

RESOLVED THAT each officer of the Corporation is hereby authorized and directed to do and perform, or cause to be done and performed, all such acts, deeds and things and to make, execute and deliver, or cause to be made, executed and delivered, all such agreements, undertakings, documents, instruments or certificates in the name and on behalf of the Corporation or otherwise as each such officer may deem necessary or appropriate to effectuate or carry out fully the purpose and intent of the foregoing resolutions and any of the transactions contemplated thereby.

All actions heretofore taken by any director or officer of the Corporation in connection with any matter referred to in the foregoing resolutions are hereby approved, ratified and confirmed in all respects.

The secretary and any assistant secretary of the Corporation or any other officer of the Corporation, is hereby authorized to certify and deliver, to any person to whom such certification and delivery may be deemed necessary or appropriate in the opinion or such officer, a true copy of the foregoing resolutions.

**Approval**

Dated: February 10th, 2022

The undersigned, being all the directors of Aurigraph DLT Corporation., waive the required notice of meeting and consent to all actions taken hereby.


*/s/ Subramanya Jois*

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**Subramanya Jois**
February 10th, 2022

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